UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13E-3

                        RULE 13e-3 TRANSACTION STATEMENT
       (Pursuant to Section 13(e) of the Securities Exchange Act of 1934)
                                 Amendment No. 2

                         WELLSFORD REAL PROPERTIES, INC.
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                              (Name of the Issuer)

                         WELLSFORD REAL PROPERTIES, INC.
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                      (Name of Person(s) Filing Statement)

                    COMMON SHARES, PAR VALUE $0.02 PER SHARE
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                         (Title of Class of Securities)

                                   950240200
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                     (CUSIP Number of Class of Securities)

                               Jeffrey H. Lynford
                                   President
                        Wellsford Real Properties, Inc.
                         535 Madison Avenue, 26th Floor
                            New York, New York 10022
                                 (212) 838-3400
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  (Name, Address and Telephone Number of Person Authorized to Receive Notices
          and Communications on Behalf of Person(s) Filing Statement)

                                with a copy to:
                              Alan S. Pearce, Esq.
                                 Bryan Cave LLP
                          1290 Avenue of the Americas
                               New York, NY 10104
                                 (212) 541-2000

     This statement is filed in connection with (check the appropriate box):

[X] a. The filing of solicitation materials or an information statement subject to Regulation 14A (17 CFR 240.14a-1 to 240.14b-2), Regulation 14C (17 CFR 240.14c-1 to 240.14c-101) or Rule 13e-3(c) (Section 240.13e-3(c)) under the
     Securities Exchange Act of 1934.

[ ] b. The filing of a registration statement under the Securities Act of 1933.

[ ]  c. A tender offer.

[ ]  d. None of the above.

     Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: [X]

     Check the following box if the filing is a final amendment reporting the results of the transaction: [X]

                           Calculation of Filing Fee
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Transaction valuation*                                 Amount of filing fee**

$1,000,000                                             $117.70
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[ ]  Check box if any part of the fee is offset as provided by Rule 0-11(a)(2)
     and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount previously Paid:     $117.70
                       --------------------------------------------------------

Form or Registration No.:   Schedule 13E-3
                         ------------------------------------------------------

Filing Party:               Wellsford Real Properties, Inc.
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Date Filed:                 June 24, 2005
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                                  INTRODUCTION

     On June 24, 2005, Wellsford Real Properties, Inc. (the "Company") filed a Rule 13e-3 Transaction Statement on Schedule 13E-3 (the "Original Schedule 13E-3"). Concurrently with the filing of the Original Schedule 13E-3, the Company filed a proxy statement (the "Original Proxy Statement") pursuant to Regulation 14A under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). The purpose of the Original Schedule 13E-3 was to disclose additional information related to the adoption, by the Company's Board of Directors, of a 1-for-100 Reverse Stock Split and 100-for-1 Forward Stock Split of its common shares (together, the "Stock Split"). The Stock Split was subject to stockholder approval.

     On August 17, 2005, the Company filed Amendment No. 1 to the Original
Schedule 13E-3 and an amended proxy statement. On September 12, 2005, the Company announced that its Board of Directors had rescinded its adoption of the previously announced proposal for a Stock

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Split. As a result, it is no longer necessary to file additional updates in the form of additional Rule 13e-3 Transaction Statements on Schedule 13E-3.

     All reference to subsections in the Items below are to the subsection of the applicable Item in Regulation M-A.

Item 1. Summary Term Sheet.

     Not applicable.

Item 2. Subject Company Information.

     (a)  Name and Address. Not applicable.

     (b)  Securities. Not applicable.

     (c)  Trading and Market Price. Not applicable.

     (d)  Dividends. Not applicable.

     (e)  Prior Public Offerings. Not applicable.

     (f)  Prior Stock Purchases. Not applicable.

Item 3. Identity and Background of Filing Person.

     (a)  Name and Address. Not applicable.

     (b)  Business Background of Entities. Not applicable.

     (c)  Business Background of Natural Persons. Not applicable.

Item 4. Terms of the Transaction.

     (a)  Material Terms. Not applicable.

     (c)  Different Terms. Not applicable.

     (d)  Appraisal Rights. Not applicable.

     (e)  Provisions for Unaffiliated Security Holders. Not applicable.

     (f)  Eligibility for Listing or Trading. Not applicable.

Item 5. Past Contacts, Transactions, Negotiations and Agreements.

     (a)  Transactions. Not applicable.

     (b)  Significant Corporate Events. Not applicable.

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     (c)  Negotiations for Contracts. Not applicable.

     (e)  Agreements Involving the Company's Securities. Not applicable.

Item 6. Purposes of the Transaction and Plans or Proposals.

     (b)  Use of Securities Acquired. Not applicable.

     (c)  Plans. Not applicable.

Item 7. Purposes, Alternatives, Reasons and Effects.

     (a)  Purposes. Not applicable.

     (b)  Alternatives. Not applicable.

     (c)  Reasons. Not applicable.

     (d)  Effects. Not applicable.

Item 8. Fairness of the Transaction.

     (a)  Fairness. Not applicable.

     (b)  Factors Considered in Determining Fairness. Not applicable.

     (c)  Approval of Security Holders. Not applicable.

     (d)  Unaffiliated Representative. Not applicable.

     (e)  Approval of Directors. Not applicable.

     (f)  Other Offers. Not applicable.

Item 9. Reports, Opinions, Appraisals and Certain Negotiations.

     (a)  Report, Opinion or Appraisal. Not applicable.

     (b) Preparer of Summary of the Report, Opinion or Appraisal. Not applicable.

     (c)  Availability of Documents. Not applicable.

Item 10. Source and Amounts of Funds or Other Consideration.

     (a)  Source of Funds. Not applicable.

     (b)  Conditions. Not applicable.

     (c)  Expenses. Not applicable.

                                       4

     (d)  Borrowed Funds. Not applicable.

Item 11. Interest in Securities of the Subject Company.

     (a)  Security Ownership. Not applicable.

     (b)  Securities Transactions. Not applicable.

Item 12. The Solicitation or Recommendation.

     (d)  Intent to Tender or Vote in Going-Private Transaction. Not applicable.

     (e)  Recommendation of Others. Not applicable.

Item 13. Financial Statements.

     (a)  Financial Information. Not applicable.

     (b)  Pro Forma Information. Not applicable.

Item 14. Persons/ Assets, Retained, Employed, Compensated or Used.

     (a)  Solicitations or Recommendations. Not applicable.

     (b)  Employees and Corporate Assets. Not applicable.

Item 15. Additional Information.

     (b)  Other Material Information. Not applicable.

Item 16. Exhibits.

     (a)  Not applicable.

     (b)  Not applicable.

     (c)  Not applicable.

     (d)  Not applicable.

     (f)  Not applicable.

     (g)  Not applicable.

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                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                WELLSFORD REAL PROPERTIES, INC.


                                By: /s/ Mark P. Cantaluppi
                                    --------------------------------------
                                                (Signature)

                                Mark P. Cantaluppi, Vice President,
                                ------------------------------------------
                                Chief Accounting Officer
                                ------------------------------------------
                                              (Name and Title)

                                           September 27, 2005
                                ------------------------------------------
                                                  (Date)



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